FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor

1354 Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                 No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                 No    X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                 No    X

If “Yes” is marked, indicate below the file number assigned to the registrant

in connection with Rule 12g3-2(b):   N/A

YPF Sociedad Anónima

TABLE OF CONTENTS

Item
1	Letter submitted to the SEC on July 19, 2007, regarding changes in the Board of Directors.

Item 1

Buenos Aires, July 19, 2007

Messrs

Buenos Aires Stock Exchange

Re: Change in the Board of YPF S.A.

Dear Sirs,

Pursuant to requirements by the Buenos Aires Stock Exchange, please be informed that the Board of Directors of the Company has considered and decided, at its meeting held on July 4, 2007, to accept the resignation submitted by Mr Carlos Olivieri as Director for the Class D shares.

At the same meeting, under section 258 of the Business Association Law No 19,550, and section 13—Vacancies, of the Corporate Bylaws, the Supervisors for Class D shares Mario Vázquez and Juan Gelly y Obes, proceeded to fill the vacancy in the Board of Directors by appointing Mr Antonio Gomis Sáez as Director for the Class D shares, the office of whom shall continue until the election of the new directors by the Shareholders’ Meeting.

Very truly yours,

YPF S.A.

By:

Walter Forwood

Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date:	July 20, 2007	By:	/s/ Walter Cristian Forwood
			Name:	Walter Cristian Forwood
			Title:	Chief Financial Officer